March 25, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re: Alteva, Inc.

Item 4.02 Form 8-K

Filed March 18, 2014

File No. 1-35724

Dear Mr. Spirgel:

Alteva, Inc. (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to the undersigned, dated March 21, 2014, with respect to the Company’s Current Report on Form 8-K filed on March 18, 2014 (the “Form 8-K”).

In response to your letter, set forth below is the Staff’s comment in italics followed by the Company’s response to the Staff’s comment.

Form 8-K

Item 4.02

1.                                      We note your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose the amount of the errors you have discovered to date that resulted in your determination that your financial statements contained in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2012, and the condensed interim financial statements as of March 31, 2013, June 30, 2013 and September 30, 2013 included in the Company’s Quarterly Reports on Forms 10-Q, for the respective fiscal quarters then ended, should not be relied upon.

The Company has amended the Form 8-K to provide the information referenced in the Staff’s comment by adding a new second paragraph in Item 4.02 of Amendment No. 1 to the Form 8-K, as follows:

“Specifically, the Company determined that it overstated its prepaid income taxes and deferred income taxes by $0.3 million and $1.1 million, respectively, which resulted in an understatement of the net loss reported for the year ended December 31, 2012 of approximately $1.4 million.  Similarly, the income tax errors in 2012 misstated the deferred tax balances, prepaid income taxes and total shareholders’ equity in the

Company’s Quarterly Reports on Forms 10-Q for the 2013 Interim Periods.  The Company also determined that its interim tax provisions were misstated in the 2013 Interim Periods principally due to the omission of the estimated effects on income tax expense of the expected change in the valuation allowance for deferred tax assets at December 31, 2013. The Company is in the process of determining the impact of the revised interim tax provision to each of the quarterly periods in the 2013 Interim Periods, but estimates that total tax expense from continuing operations for the nine months ended September 30, 2013 will be approximately $381,000, compared to the previously reported income tax benefit of $114,000.”

The Company acknowledges:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Brian H. Callahan

Brian H. Callahan
Chief Financial Officer
Alteva, Inc.